SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On May 23, 2006, the Audit Committee of Telvent GIT, S.A. (the “Company”) decided to engage Deloitte S.L. (“Deloitte”) as the principal accountants of the Company and its subsidiaries for the years ended December 31, 2006, 2007 and 2008. The decision to change accountants was approved by the Board of Directors on May 24, 2006 and by the shareholders of the Company at the General Shareholders’ Meeting held on the same date. Deloitte has been appointed as the independent auditor of the Company and its consolidated Group for the next three fiscal years, since Spanish law requires that a newly elected auditor be appointed for a minimum three-year term, with annual reelection thereafter.
     PricewaterhouseCoopers Auditores, S.L. (“PwC”), the Company’s prior independent auditor, was the auditor of Telvent for the years ended December 31, 2005, 2004 and prior years. The audit reports of PwC on the consolidated financial statements of the Company as of and for the years ended December 31, 2005 and 2004, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
     During the years ended December 31, 2005 and 2004, and the subsequent period through the date of this report, the Company did not consult Deloitte with respect to either (i) the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter of a type prescribed by Item 304(a)(2)(ii) of Regulation S-K. The requirements of Item 304(a)(3) of Regulation S-K are not applicable to us.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
--------------------------------
Name: Manuel Sánchez Title: Chief Executive Officer

Date: May 31, 2006

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